

Via fax 301-718-2444

August 23, 2010

Mr. Andrew C. Florance
President and Chief Executive Officer
CoStar Group, Inc.
2 Bethesda Metro Center
10th Floor
Bethesda, Maryland 20814

>   **Re: CoStar Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed February 26, 2010**
>   **File No. 000-24531**

Dear Mr. Florance:

We have reviewed your letter dated July 30, 2010 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 1, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

General

1.   We note from your response to prior comment 1 that your discussion of bookings in your earnings transcripts relates to the company's "net new annualized sales," which you determine based on new contracts or upsales on existing contracts, less write downs and cancellations for the reported period. We further note that you include a discussion of

Mr. Andrew C. Florance
CoStar Group, Inc.
August 23, 2010
Page 2

customer cancellations, reductions of services and failure to pay in your MD&A Overview; however, you do not quantify such amounts. Considering you provide a quantified discussion of contract renewal rates, tell us how you considered also quantifying the cancellation rates during the same period. In this regard, to the extent that your customer renewals and cancellations are expected to impact the variability of your revenues and results of operations, both a quantitative and qualitative discussion of such rates would seem useful in evaluating your operating performance. We refer you to Section III.B.1 of SEC Release 34-48960.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief